AWOL Outdoors, Inc d/b/a Camp365

ANNUAL REPORT

7640 Washington Avenue South

Eden Prairie, MN 55344

(612) 900-7258

www.camp365.com

This Annual Report is dated June 14, 2021.

BUSINESS

Like alot of companies, Camp365 started with a simple drawing. Company founder Kevin McGregor's uncle approached him with a sketch of a foldable, aerodynamic camper that could go just about anywhere and still comfortably house a family of six. That drawing was used to build a model featuring a toy UTV and a G.I. Joe. McGregor then assembled a team of engineering nerds and outdoor enthusiasts that transformed that model into a full-sized, hand-made prototype, built in a neighbor's garage. After years of field testing and design updates, the team successfully introduced Camp365 to the RV market in 2018.

Camp365 is a new, ultra-lightweight camper with proprietary advancements so innovative it was recently awarded Top RV Debut 2020 by RV Business Magazine. It has also been awarded *ten US and International patents* with several more pending. Camp365 is manufactured in two facilities in Iowa & Minnesota and just broke ground on a third building in Albia, Iowa which is expected to be complete in April 2021.

What makes Camp365 so unique? Everything! It's so light and compact it can be towed by virtually any vehicle including most cars, crossovers, electric vehicles even UTVs. The Camp365 compact, the aerodynamic design reduces drag and loss of fuel efficiency, eliminating the need

for a large gas-guzzling tow vehicle. Patented lift assist and level systems allow set up anywhere in minutes by anyone, air gap insulation offers year-round use, even in colder climates, and is so roomy 700 cubic feet it comfortably sleeps four adults or a family of six.

Amenities include folding beds, solar power, circulated heating, hot water shower, air conditioning, cooktop stove, refrigerator, marine toilet, and toy carriers.

Camp365 also features a patented, adjustable wheelbase that goes from 72 inches wide to just 48 inches in seconds, so you can take Camp365 into remote areas that other campers simply can't get to.

Storage? Easy! Our innovative fold-up design makes Camp365 so compact it fits into one-third of a standard garage stall and most storage sheds.

Camp365 was founded on the core principle that being outdoors is both healthy and fun, and is dedicated to delivering products that make camping easy and comfortable. We know camping needs can change with the season and life. Camp365 is committed to making sure *The Cabin That Goes Everywhere* allows more people to see the America that other Americans miss, and enjoying a lifetime of travel and camping, any day of the year.

Previous Offerings

Between 2020 and 2019, we sold ____0______ [shares of common stock] in exchange for $__0___ per share under Regulation Crowdfunding.

Related Party Transactions
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Name of Entity: Kevin McGregor

Relationship to Company: Officer

Nature / amount of interest in the transaction: Loans from an individual who is a Founder, Officer, and Director.

Material Terms: As of March 1, 2021, Kevin McGregor has made unsecured loans to the Company in the amount of $100,000 with accrued unpaid interest thereon of approximately

$11,000. The Company has issued a note to Mr. McGregor for these amounts. The note accrues interest at the rate of 12% and is due and payable upon demand. Mr. McGregor is the Company's founder, CEO, CFO and a director. He holds approximately 50% of the Company's outstanding voting shares.

Name of Entity: Kevin McGregor

Relationship to Company: Officer

Nature / amount of interest in the transaction: Issuance of warrants for loan guaranty.

Material Terms: In January 2020 the Company granted to Mr. McGregor a 10-year warrant to purchase 70,000 voting common shares at a price of $0.40 per share. February 2021 the Company granted to Mr. McGregor a 10-year warrant to purchase 400,000 voting common shares at a price of $0.40 per share. The warrants were issued for Mr. McGregor's guaranty of the Company's outstanding debt.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Financial statements

Our reviewed financial statements for the years ended December 31, 2018 and 2019 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

The following discussion is based on our reviewed operating data and is subject to change once we complete the year ending December 31, 2020, and prepare our financial statements, and our accountant completes the 2020 reviewed financial statement.

AWOL Outdoors, Inc. d/b/a Camp365 generates revenue by manufacturing and selling an ultra-lightweight towable foldout RV camper in the United States and Canada. The Company sold its first campers in June 2018 for $88,487. In 2019 sales were $502,499 and in 2020 sales were $742,275, thus the company generated a cumulative sales figure of $1,333,261 since inception.

Sales in the U.S. have historically represented 70 – 80% of the Company's annual sales. The Company's cost of sales includes all raw materials, inventory, manufacturing overhead, and direct labor.

RESULTS OF OPERATIONS

Year ended December 31, 2018

2018 Revenue

Revenue for fiscal year 2018 was $88,487, which was our first year of revenue. In prior years we focused on developing intellectual property, engineering, research and development, and marketing. In June of 2018, we shipped our first "hand-made" campers to customers from a small-scale manufacturing facility. By the end of 2018 we completed a site selection process and located our leased large-scale manufacturing facility in Iowa.

We believe that the U.S. is the most important market for us to demonstrate success within the ultralightweight foldout towable RV camper product category. Cost of sales in 2018 was approximately $132,573, mostly spent on manufacturing overhead.

2018 Cost of Goods Sold

Cost of Goods Sold in 2018, which is the direct cost to build a camper, were over $33,000 per camper. These were the first 4 campers built by hand and there were no efficiencies or scale.

2018 Gross margins

2018 gross profit (loss) was ($44,085). This loss was attributable to manufacturing startup costs and inefficiencies, losses on each camper produced and sold, and fees and professional services related to intellectual property, a capital raise and other matters.

2018 Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of establishing manufacturing operations. The Company hired 7 employees and independent contractors in 2018, all focused on manufacturing and operations.

Year ended December 31, 2019 compared to year ended December 31, 2018

2019 Revenue

During 2019, revenue increased to $502,499 as we began to establish initial dealer distribution and produce more campers. Despite the increase in sales, we experienced a larger operating loss due to startup costs, design modifications and a steep learning curve in hiring and production at a new manufacturing facility in another state. In 2019 the per unit cost of producing our campers exceeded the revenue generated from product sales. During 2019 we funded our operations primarily through an equity raise, debt and product sales. Our total indebtedness as of December 31, 2019 was $1,870,276.

2019 Cost of Goods Sold

Cost of Goods Sold in 2019, which is the direct cost to build a camper, was $39,149 per camper. The 19 campers shipped in 2019 were the first campers built at our new Iowa manufacturing facility. In producing these campers, there were very limited production efficiencies, no scaling of operations, and high labor costs due to training.

2019 Gross margins

2019 gross profit (loss) was ($241,330). This loss was attributable to manufacturing startup costs and inefficiencies, training employees on each camper produced and sold, new suppliers and engineering modifications.

2019 Expenses,

The Company's operating expenses for 2019 were $1,414,236, consisting of compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of manufacturing operations. See "Indebtedness" below with $48,578 in interest expense . The remaining increase is primarily related to increased wages, travel, rent and office expenses.

2020, December 31 Revenue

During 2020 the Company generating revenue of $742,275

2020, December 31 Cost of Goods Sold

Cost of Goods Sold in 2020, is being driven down significantly from $39,149 per camper in 2019 to an expected $17,700 per camper in the second half of 2020. Most of this cost reduction results from product re-engineering and design modifications, new low-cost vendors, volume pricing, and significant labor reductions.

2020, December 31 Gross margins

Gross profit for 2020 was $-140,786 which was an improvement $100,544 over 2019, resulting from increased manufacturing efficiency, better model selection, employee training, product design simplification, and engineering modifications.

2020, December 31 Expenses

As of December 31, 2020, the Company's overhead expenses were $1,111,148. That was $303,087 improvement over 2019 . Most of this increase resulted from additional expenses for CSA regulatory compliance, Covid -19, raising capital and marketing spend. See "Indebtedness" below. The remaining increase is primarily related to increased wages, travel, rent, and office expenses.

Historical results and cash flows:

We do not believe that the historical financial statements are representative of our future performance. In previous years, we have been focused on intellectual property, engineering, research, and development. We are now beginning to manufacture and sell campers. In June of 2018, we delivered our first campers to customers in Minnesota. During 2019, revenue increased as we began to get initial dealer distribution in place. Despite the larger operating loss due to manufacturing start-up costs in Iowa, exporting for the first time, design modifications, and a steep learning curve in hiring, training, and assembly. In 2019 the per-unit costs of producing our campers exceeded the revenue generated from product sales. During 2019 we funded our operations primarily through product sales and Iowa Economic Development Authority (IEDA $500,000 with $250,000 being forgivable) & SBA-backed debt.

During the first quarter of 2020, the Company worked on assembling 14 campers but did not deliver any units after our operations were largely shut down from the pandemic. After receiving CSA Certification approval, we exported 7 units in May to Abbotsford Canada & 5 campers to Airdrie Canada. By mid- June we were back to Pre- Covid staffing levels. In connection with the COVID 19 pandemic, the Company applied for and received $156,600 in PPP (Paycheck Protection Program) funding through the SBA (Small Business Administration). The Company also received a $10,000 Economic Injury Disaster Grant. In June we were approved for a $340,000 SBA Export Express Loan. In October 2020, we received final bank approval for the SBA 504- B loan in the amount of $1,250,000. This loan will allow us to build a 20,000 square foot manufacturing facility in Albia, Iowa, purchase our current manufacturing facility, and to purchase $300,000 of manufacturing capital equipment. In December we were approved for $250,000 Regional Economic Development Authority for a new working capital loan. We have already received $150,000 from REDI and surpassed our employment targets. In addition, we made progress with a local bank towards an SBA 7A ITL application for $2,000,000 in new working capital, that should be in place in the spring of 2021

We signed a long-term purchase order in 2020 with a west coat dealer with an estimated value between 6M to 7M. As part of the dealer negotiations, the dealer provided us a $300,000 deposit on future sales from the 300 unit order. We began shipping these units in the fall of 2020. We believe our existing customer purchase order for 300 units, the strength of the RV market, the promise of a new Camp365 Base model with a lower entry price, and the growing strength of the organization sets us up for a breakout year in 2021. The supply chain and dealer shipment delays due to Covid in Q2- Q3 are now behind us and production & shipments have recovered as expected. The Camp365 new lean manufacturing facility will be operational in May 2021 and we anticipate achieving operational breakeven by the end of Q3 in 2021.

We have also greatly expanded the depth of our organization through the addition of key individuals in the COO and CFO roles, plant manager and operations support personnel. Our Board of Advisors is highly skilled and experienced, bringing substantial talent to the organization.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $29,431.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Credit Union 2 Line of Credit

Amount Owed: $36,000.00

Interest Rate: 6.0%

Maturity Date: December 31, 2099

Creditor: Credit Union 1 SBA - Loan 8

Amount Owed: $220,000.00

Interest Rate: 5.25%

Maturity Date: August 27, 2021

Creditor: Credit Union 1 SBA - Loan 4

Amount Owed: $350,000.00

Interest Rate: 5.25%

Maturity Date: October 10, 2021

Creditor: Credit Union SBA Export - Loan 9

Amount Owed: $500,000.00

Interest Rate: 5.25%

Maturity Date: November 05, 2021

Creditor: PPP Loan - SBA

Amount Owed: $156,600.00

Interest Rate: 1.0%

Maturity Date: March 08, 2022

If used for qualifying purposes the loan will be forgiven.

Creditor: COOP 1

Amount Owed: $144,465.00

Interest Rate: 5.25%

Maturity Date: January 14, 2029

Creditor: Regional Economic Development Authority (REDI)

Amount Owed: $113,090.00

Interest Rate: 5.25%

Maturity Date: April 15, 2024

Creditor: COOP 3

Amount Owed: $150,262.00

Interest Rate: 5.25%

Maturity Date: January 01, 2029

Creditor: Iowa Economic Development Authority

Amount Owed: $474,999.00

Interest Rate: 0.0%

Maturity Date: May 01, 2024

This loan is forgivable up to $250,000 based on building a building and hiring a certain amount of new staff members. The new building is under construction and we will begin producing campers in this building in April 2021. We fully expect to achieve the new hires quote within the next two years.

Creditor: Kevin McGregor, ET AL

Amount Owed: $140,991.00

Interest Rate: 12.0%

Creditor: Accounts Payable

Amount Owed: $548,592.00

Interest Rate: 0.0%

Creditor: Customer Deposits

Amount Owed: $366,964.00

Interest Rate: 0.0%

Creditor: REDI loan #2

Amount Owed: $250,000.00

Interest Rate: 3.0%

Maturity Date: January 31, 2010

Creditor: SBA real estate loan

Amount Owed: $551,000.00

Interest Rate: 5.25%

Maturity Date: January 30, 2041

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Executive Officers
If the below data is accurate please copy it in to the Directors and Officers field below it

Name: Kevin McGregor

Kevin McGregor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Founder

Dates of Service: July 07, 2009 - Present

Responsibilities: Leadership, Vision, Business Development, Sales and Distribution. Kevin's annual salary compensation is $150,000. In December 2018 the Company granted a warrant to purchase 486,842 voting common shares having an exercise price of $0.38 per share. In January 2020, the Company granted a warrant to purchase 70,000 shares of voting common stock having an exercise price of $0.40 per share. In February 2021 the Company granted a warrant to purchase 400,000 voting common shares having an exercise price of $0.40 per share.

Position: Director

Dates of Service: July 07, 2009 - Present

Responsibilities: General Oversight and Corporate Governance

Position: Chief Financial Officer

Dates of Service: July 10, 2009 - Present

Responsibilities: Financial reporting and oversight.

Other business experience in the past three years:

Employer: One Tech Engineering

Title: President

Dates of Service: October 25, 2010 - February 10, 2018

Responsibilities: Operations

Name: Cedar Vandergon

Cedar Vandergon's current primary role is with Hypertherm, Inc.. Cedar Vandergon currently services less than 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June 15, 2010 - Present

Responsibilities: Set strategic direction of the company, manage executive performance and compensation, support capital raises efforts, monitor financial planning and financial reports, evaluate the performance of the company to the mission. Cedar currently does not take a salary compensation and received 300,000 stock options; 150,000 vested on issuance for his past Board service, 75,000 shares vest after one year and the other 75,000 will vest after 2 years.

Other business experience in the past three years:

Employer: Hypertherm, Inc.

Title: Engineering Manager

Dates of Service: January 01, 2013 - Present

Responsibilities: Set strategic direction for the waterjet business unit within Hypertherm, maintain a 3-5 year product and technology roadmap, manage 4M annual department budget, all R&D staff, new product development staff, technicians, and lab activities. Participate in the business steering team setting the strategic direction for the future of the business. Participate and drive enterprise-level engineering initiatives such as enterprise portfolio management and stage-gate process adoption. Key contributor to acquisition integration forming strategy and structure of a target operating model.

Name: Mary K. Flaherty

Mary K. Flaherty 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Controller

Dates of Service: June 01, 2020 - Present

Responsibilities: Day to day financial reporting, reconciling bank accounts, accounts payable, accounts receivable and bi-weekly payroll. In February 2021 the Company issued 45,000 non-voting shares in payment for $18,000 in services at a price equal to $0.40 per share.

Other business experience in the past three years:

Employer: Metropolitan Services Credit Union

Title: CEO & President

Dates of Service: December 01, 1979 - March 03, 2018

Responsibilities: All corporate decisions , manage operations , shareholder communications and short & long term strategy management

Name: Ron Leander

Ron Leander 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Fractional Chief Financial Officer

Dates of Service: October 20, 2020 - Present

Responsibilities: Provide financial direction and controls within the company. Ron currently receives salary compensation of $10,000 per month for this role.

Other business experience in the past three years:

Employer: Leander Limited

Title: CEO

Dates of Service: June 01, 1981 - Present

Responsibilities: Founder and managing partner

Name: Robert Graumann

Robert Graumann 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: October 15, 2020 - Present

Responsibilities: Lead Operations scale-up. Robert currently receives salary compensation of $8,000 per month for this role.

Other business experience in the past three years:

Employer: Manchester Tank

Title: President/ COO

Dates of Service: June 01, 2012 - December 16, 2019

Responsibilities: Put in place the vision, strategy, and organization for profitable growth.

Other business experience in the past three years:

Employer: ShopSabre

Title: President & COO

Dates of Service: March 20, 2019 - August 20, 2020

Responsibilities: P& L leader for a 20 year old manufacturer of CNC routers and plasma tables. Shop Sabre was acquired by LFM Capital in April, 2019. Hired to bring process , structure and operations capability to support continued annual growth of greater than 30 %

Name: Doug Ramler

Doug Ramler's current primary role is with Saul Ewing Arnstein & Lehr, LLP. Doug Ramler currently services 1-4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: December 15, 2016 - Present

Responsibilities: The Secretary's responsibilities consist of providing notice of meetings, attending and maintaining records of meetings of shareholders and directors, as well as keeping the stock and equity ownership ledger and related equity records. Doug works approximately four hours per month for the Company at a rate of approximately $600 per hour.

Other business experience in the past three years:

Employer: Saul Ewing Arnstein & Lehr, LLP

Title: Partner

Dates of Service: February 01, 2019 - Present

Responsibilities: Doug serves as outside general counsel to high-growth emerging companies.

Other business experience in the past three years:

Employer: Gray Plant Mooty

Title: Partner

Dates of Service: September 01, 2005 - January 31, 2019

Responsibilities: Serve as outside general counsel to high-growth emerging companies.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders
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Title of class: Voting Common Stock

Stockholder Name: Kevin McGregor

Amount and nature of Beneficial ownership: 13,722,661

Percent of class: 46.5

RELATED PARTY TRANSACTIONS

Related Party Transactions
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Name of Entity: Kevin McGregor

Relationship to Company: Officer

Nature / amount of interest in the transaction: Loans from an individual who is a Founder, Officer, and Director.

Material Terms: As of March 1, 2021, Kevin McGregor has made unsecured loans to the Company in the amount of $100,000 with accrued unpaid interest thereon of approximately $11,000. The Company has issued a note to Mr. McGregor for these amounts. The note accrues interest at the rate of 12% and is due and payable upon demand. Mr. McGregor is the Company's founder, CEO, CFO and a director. He holds approximately 50% of the Company's outstanding voting shares.

Name of Entity: Kevin McGregor

Relationship to Company: Officer

Nature / amount of interest in the transaction: Issuance of warrants for loan guaranty.

Material Terms: In January 2020 the Company granted to Mr. McGregor a 10-year warrant to purchase 70,000 voting common shares at a price of $0.40 per share. February 2021 the Company granted to Mr. McGregor a 10-year warrant to purchase 400,000 voting common shares at a price of $0.40 per share. The warrants were issued for Mr. McGregor's guaranty of the Company's outstanding debt.

OUR SECURITIES

Our authorized capital stock consists of ___40,000,000_______ shares of common stock, par value $____.001____ per share. As of December 31, 2020, _______28,312,764____- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or

expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to

believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 14, 2021.

AWOL Outdoors, Inc d/b/a Camp365

By /s/ *Kevin McGregor*

Name: Kevin McGregor

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

AWOL OUTDOORS, INC.
DBA CAMP365

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
AWOL Outdoors, Inc. dba Camp365
Eden Prairie, Minnesota

We have reviewed the accompanying financial statements of AWOL Outdoors, Inc. dba Camp365 (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 21, 2021
Los Angeles, California

AWOL Outdoors, Inc. dba Camp365
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2020**	**2019**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 29,431	$ 88,307
Inventories	491,128	355,467
Total current assets	**520,560**	**443,774**
Property and equipment, net	438,793	140,024
Intangible assets, net	61,854	64,092
Security deposits	-	5,550
Total assets	**$ 1,021,207**	**$ 653,440**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Line of credit	$ 1,106,000	$ 654,397
Current portion of loans	436,234	126,274
Accounts payable	523,338	227,752
Accrued expenses	-	5,609
Customer deposits	363,000	50,000
Shareholder loans	130,084	46,184
Total current liabilities	**2,558,657**	**1,110,216**
Notes payable, net	845,948	760,060
Total liabilities	**3,404,605**	**1,870,276**
STOCKHOLDERS EQUITY		
Common stock	28,313	27,717
Additional paid in capital	2,358,156	2,211,710
Retained earnings/(Accumulated Deficit)	(4,769,867)	(3,456,264)
Total stockholders' equity	**(2,383,398)**	**(1,216,837)**
Total liabilities and stockholders' equity	**$ 1,021,207**	**$ 653,440**

See accompanying notes to financial statements.

AWOL Outdoors, Inc. dba Camp365
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	742,275	$	502,499
Materials		487,940		344,788
Direct Labor		289,624		279,771
Ovearhead		105,497		119,270
Cost of Goods Sold		883,061		743,829
Gross profit		(140,786)		(241,330)
Operating expenses				
Research and development		83,500		166,663
Professional fees		180,253		256,961
Occupancy		-		119,088
Marketing and travel		58,164		74,195
Depreciation and amortization		45,127		41,339
Compensation		606,540		578,142
Office supplies		6,522		26,489
Other operating expenses		131,042		151,358
Total operating expenses		1,111,148		1,414,235
Operating income/(loss)		(1,251,934)		(1,655,565)
Interest expense		(72,210)		(48,578)
Other income/(loss)		10,540		-
Income/(Loss) before provision for income taxes		(1,313,604)		(1,704,143)
Benefit/(provision) for income taxes		-		-
Net income/(Net Loss)	**$**	**(1,313,604)**	**$**	**(1,704,143)**

See accompanying notes to financial statements.

AWOL Outdoors, Inc. dba Camp365

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock					
(in , $US)	Voting Shares	Non-Voting Shares	Amount	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	**27,190,448**	**171,236**	**$ 27,362**	**$ 2,032,382**	**$ (1,752,120)**	**$ 307,624**
Issuance of Common Stock		355,000	355	140,045		140,400
Stock-Based Compensation				39,283		39,283
Net income/(loss)					(1,704,143)	(1,704,143)
Balance—December 31, 2019	**27,190,448**	**526,236**	**$ 27,717**	**$ 2,211,710**	**$ (3,456,263)**	**$ (1,216,836)**
Issuance of shares	325,000	271,080	596	(596)		-
Stock-Based Compensation				147,042		147,042
Net income/(loss)					(1,313,604)	(1,313,604)
Balance—December 31, 2020	**27,515,448**	**797,316**	**$ 28,313**	**$ 2,358,156**	**$ (4,769,867)**	**$ (2,383,398)**

See accompanying notes to financial statements.

AWOL Outdoors, Inc. dba Camp365

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,313,604)	$	(1,704,143)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		51,687		41,339
Stock-based compensation expense		147,042		39,283
Changes in operating assets and liabilities:				
Inventories		(135,662)		(147,442)
Security deposits		5,550		(1,350)
Customer deposits		313,000		50,000
Accounts payable		295,586		79,137
Accrued expenss		(5,609)		(1,379)
Net cash provided/(used) by operating activities		**(642,009)**		**(1,644,555)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of property and equipment		(338,873)		(92,582)
Purchase of intangibles		(2,784)		-
Net cash provided/(used) by investing activities		**(341,658)**		**(92,582)**
CASH FLOW FROM FINANCING ACTIVITIES				
Net proceeds from lines of credit		451,604		616,707
Payment of finance costs		(17,475)		(21,417)
Proceeds from notes payable		426,313		909,296
Payments on notes payable		(19,550)		(129,243)
Net (payments) on shareholder loans		83,899		(7,000)
Proceeds from issuance of common stock		-		140,400
Net cash provided/(used) by financing activities		**924,791**		**1,508,743**
Change in cash		(58,876)		(228,394)
Cash—beginning of year		88,307		316,701
Cash—end of year	**$**	**29,431**	**$**	**88,307**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	72,210	$	48,578
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

AWOL Outdoors, Inc. dba Camp365 was founded in 2009 in the state of Minnesota. The financial statements of AWOL Outdoors, Inc. dba Camp365 (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Eden Prairie, Minnesota.

The Company has developed a patented ultra-lightweight folding camper trailer. The Company's technologies allow a single person to set up the Camp365 camper trailer in minutes on a variety of types of terrain. The Company is positioning their camper as unique in the industry due to the compact size and weight when collapsed, which transforms into a cabin that sleeps six and is large enough for adults to comfortably stand when set up. The Company has completed its prototype, has set up a larger manufacturing facility in Iowa and is in the process of limited production while it seeks additional investment as it works to scale up its operations. The Company is ANSI certified for quality and subsequent to yearend also achieved CSA certification, which allows them to sell in all Territories of Canada. The Company started shipping campers from the Iowa manufacturing facility during 2019 to camper and recreational vehicle dealers throughout the United States of America. The Company offers exclusive dealer agreements based on dealer locations. The Company also sells direct to customers, from their facility, in areas without a current dealer agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical

experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and parts to manufacture camper trailers which are determined using an FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years
Leasehold improvements	Lesser of 15 years or lease term

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its camper trailers.

Cost of sales

Costs of goods sold include the cost of materials, cost of labor, and overhead.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $58,164 and $74,195, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense

ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 21, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that

existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Raw Materials	$ -	$ 230,755
Finished Inventory	491,128	124,712
Inventories	**$ 491,128**	**$ 355,467**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Machinery & equipment	$ 265,226	$ 244,388
Leasehold improvements	270,987	4,914
Land	51,962	-
Property and Equipment, at Cost	**588,175**	**249,302**
Accumulated depreciation	(149,382)	(109,278)
Property and Equipment, Net	**$ 438,793**	**$ 140,024**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $40,104 and $37,710 respectively.

5. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,		2020		2019
Patents	$	76,250		73,466
Intangible assets, at cost		**76,250**		**73,466**
Accumulated amortization		(14,396)		(9,373)
Intangible assets, Net	**$**	**61,854**	**$**	**64,092**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $5,023 and $3,630 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization Expense
2021	$	5,023
2022		5,023
2023		5,023
2024		5,023
Thereafter		41,762
Total	**$**	**61,854**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 35,000,000 shares of voting shares and 5,000,000 of non-voting shares. As of December 31, 2020, and December 31, 2019, 27,515,448 of voting shares and 797,316 non-voting shares have been issued and are outstanding.

7. WARRANTS

During fiscal years 2017 and 2018, the Company issued warrants to acquire voting and non-voting common stock in conjunction with bridge loan financing and fee deferral. At December 31, 2019, warrant holders have warrants to acquire 300,000 shares of nonvoting common stock and 658,552 shares of voting common stock at $.38 per share, through the expiration date in 2027 and 2028, respectively.

During fiscal year 2020, the Company issued 70,000 voting stock warrants and 437,500 nonvoting stock warrants as a form of compensation and in connection with customer camper deals. The warrants have $.40 per share exercise price and generally expire in 10 years. As of December 31, 2020, there are 728,582 voting share warrants and 400,000 nonvoting shares warrants outstanding.

8. SHAREBASED COMPENSATION

The Company's Board of Directors has granted nonqualified incentive stock options to key employees, contractors, and advisors throughout its development stage. The options have exercise prices that range from $0.00375 per share to $0.40 per share and had no intrinsic value at the time of issuance as the exercise price was equal to the per-share fair market value of the Company estimated by management and used for stock issuances at the time. Options are generally exercisable as they vest and expire 5-10 years after issuance. Certain options vested immediately while others relate to achievement of milestones in product development or sales.

The Company's Board of Directors has also granted nonstatutory stock options under a stock option plan adopted during the year ended December 31, 2017. This plan authorizes the grant of options to acquire up to 1,000,000 shares of voting common stock and 750,000 shares of nonvoting common stock. Options are generally exercisable as they vest and expire ten years after issuance.

Certain options are exercisable prior to vesting, however if the service provider's services are terminated prior to vesting, any shares of common stock outstanding under the early exercise feature are subject to the Company's option to buy the shares back at the option exercise price.

The fair value of the options granted during the year ended December 31, 2020, were estimated at the grant date using the Black-Scholes pricing model which included a volatility estimate of 40%, an estimated risk-free rate of return of 2.91%, and no intrinsic value as all options were issued at the stock price that was in effect at the date of issuance. A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	1,010,500	$ -	5.46
Granted	375,000	$ 0.40	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	1,385,500	$ 0.19	5.46
Exercisable Options at December 31, 2020	1,185,500	$ 0.15	4.85

The stock based compensation expense amounted to $35,729 for fiscal year 2020. The unrecognized expense amounts to $49,647 as of December 31, 2020.

9. DEBT

Line of Credit

The outstanding balances on the lines of credit at December 31, 2020 and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Metropolitan Services Credit Union	$ 36,000	$ 37,036
Community 1st Credit Union Commercial Line of Credit 3	-	117,361
Community 1st Credit Union Commercial SBA Line of Credit 4	350,000	350,000
Community 1st Credit Union Commercial Line of Credit 5	-	150,000
Community 1st Credit Union SBA Line of Credit 8	220,000	-
Community 1st Credit Union SBA Export Line of Credit 9	500,000	-
Line of Credit	**$ 1,106,000**	**$ 654,397**

The Company has a line of credit with Metropolitan Services Credit Union that allows for maximum borrowing of $38,000 under a five-year term ending in September 2022. The line bears interest at a fixed rate of 6% and is guaranteed by a stockholder of the Company.

In conjunction with the Economic Development Assistance Contract with the Iowa Economic Development Authority (IEDA) the Company entered into agreements with Community 1st Credit Union for several lines of credit during the year ending December 31, 2019 as follows:

Commercial line of credit #3 allows for maximum borrowing of $700,000 dated August 2019, due August 2020 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 2.00%, initially 7.25%. The loan was refinanced during fiscal year 2020 and there is no outstanding balance as of December 31, 2020.

Commercial line of credit #4 with a maximum borrowing of $350,000 dated October 2019, due October 2020 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 6%, secured by the SBA.

Commercial line of credit #5 with a maximum borrowing of $150,000 dated November 2019, due November 2020 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 5.75%. The line of credit was refinanced during fiscal year 2020 and there is no outstanding balance as of December 31, 2020.

Commercial line of credit #5 with a maximum borrowing of $150,000 dated November 2019, due November 2020 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 5.75%. The line of credit was refinanced during fiscal year 2020 and there is no outstanding balance as of December 31, 2020.

Commercial line of credit #8 with a maximum borrowing of $220,000 dated June 2020, due June 2021 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 5.25%.

Commercial line of credit #9 with a maximum borrowing of $500,000 dated June 2020, due June 2021 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 5.25%.

A shareholder of the Company guarantees the lines of credit.

Notes Payable

As of December 31, 2020 and December 31, 2019, the notes payable balance consist of:

As of Year Ended December 31,	**2020**	**2019**
Forgiveable loan payable to Community 1st Credit Union with the Iowa Economic Development Authority (IEDA), forgiven over 60 months if the Company completes and maintains the Project Performance Obligations as specified under the High Quality Jobs Program through IEDA	$ 250,000	$ 250,000
Loan payable to Community 1st Credit Union with the Iowa Economic Development Authority (IEDA) bearing interest at 0%, due in monthly installments of $4,167 through August 2024. The Loan is under the High Quality Jobs Program through IEDA and has specific terms and conditions	224,999	233,333
Note payable to Southern Iowa Electric Cooperative (SIEC) bearing interest at 5.25%, due in monthly installments of $1,727 including interest through January 2029. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes.	144,466	148,743
Note payable to Chariton Valley Electric Cooperative (CVEC) bearing interest at 5.25%, due in monthly installments of $1,718 including interest through January 2029. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes.	150,263	148,502
Note payable to Regional Economic Development Investments, Inc. (REDI) bearing interest at 5.25%, due in monthly installments of $2,848 including interest through December 2023. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes.	104,547	132,196
Note payable to a bank bearing interest at 1.74% over the Prime Rate, due and payable October 2019. Subsequent to year end the loan maturity date was extended to March 31, 2020 and again to August 31, 2020. Secured by the inventory and equipment.	-	19,550
Note payable to a bank bearing interest at 2.9%, due in monthly installments of $364 including interest through July 2020. Secured by the related equipment.	-	2,502
In April 2020, the Company received a Paycheck Protection Program (PPP) loan as established by the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) and administered by the Small Business Administration (SBA) of $156,600. The program provided small businesses with funds to pay up to 8 or 24 weeks of payroll and other costs. The loan is subjected to forgivenss, which the Company has received during fiscal year 2021.	156,600	-
Note payable to Community 1st Credit Union in the amount of $310,714 bearing an interest rate of 5.25%. The loan matures December 2021.	310,714	-
Sub-total	1,341,589	934,826
Less: Unamortized Debt Issuance Costs	(59,406)	(48,492)
Total Debt	1,282,183	886,334
Less: Current Maturities	(436,234)	(126,274)
Net Long-Term Portion	**$ 845,948**	**$ 760,060**

The following are the future maturities as of December 31, 2020:

As of Year Ended December 31, 2020	
2021	$ 436,234
2022	227,328
2023	70,728
2024	70,728
2025	45,707
Thereafter	490,864
Total	**$ 1,341,589**

Shareholder Loans

Several shareholders advanced money to the Company as unsecured demand notes at 0% interest during the startup years. Portions of these notes were contributed to capital in exchange for common stock under the terms of a subscription agreement. At December 31, 2020 and December 31, 2019, the balance on these notes was $130,084 and $46,184. Since the loans can be repaid at any time, the loan is classified as current.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	**2020**	**2019**
Net Operating Loss	$ (354,673)	$ (459,217)
Valuation Allowance	354,673	459,217
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	**2020**	**2019**
Net Operating Loss	$ (1,215,267)	$ (860,594)
Valuation Allowance	1,215,267	860,594
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,500,988. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

Several shareholders advanced money to the Company as unsecured demand notes at 0% interest during the startup years. Portions of these notes were contributed to capital in exchange for common stock under the terms of a subscription agreement. At December 31, 2020 and December 31, 2019, the balance on these notes was $130,084 and $46,184. Since the loans can be repaid at any time, the loan is classified as current.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	**Obligation**
2021	$ 76,104
2022	-
2023	-
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 76,104**

Rent expense was in the amount of $65,597 and $65,331 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 21, 2021 the date the financial statements were available to be issued.

The first round of PPP loan of $156,600 was forgiven. The Company received a second round PPP loan of $160,000. The loan carries 1% interest and is due five years from the initial funding date. The loan is also eligible for forgiveness.

The Company has received a second REDI loan in the amount of $250,000 through Community 1st Credit Union. The loan carries initial 5.25% rate and matures in January 2022.

The Company has started its Regulation Crowdfunding offering though StartEngine. The Company has raised $193,000 through the platform.

The Company is under construction to have a new manufacturing build built in Albia, Iowa. The loan was funded through a SBA 504 loan in the amount of $1,250,000. The loan is also used to add $250,000 in additional equipment for the new building. The proceeds from this loan were also used to purchase the existing building in Albia for $197,00.

The Company issued a total of 125,000 warrants with exercise price of $0.40 in connection with customer camper deals.

The Company issued a total of 237,500 of voting shares for a total consideration of $95,000, which is in the form of cash contributed and services rendered. The Company issued a total of 271,080 of nonvoting shares for a total consideration of $108,432, which is in the form of cash contributed and services rendered.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,313,604, an operating cash flow loss of $642,009 and liquid assets in cash of $29,123, which less than a year

worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Kevin McGregor, Principal Executive Officer of AWOL Outdoors, Inc d/b/a Camp365, hereby certify that the financial statements of AWOL Outdoors, Inc d/b/a Camp365 included in this Report are true and complete in all material respects.

Kevin McGregor

Principal Executive Officer